Actuate Corporation has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. § 200.83

July 15, 2010

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Re: Actuate Corporation
Form l0-K for the Fiscal Year Ended December 31, 2009, Filed March 10, 2010
Form 10-Q for the Fiscal Quarter Ended March 31, 2010, Filed May 7, 2010
Form 8-K, Filed February 2, 2010
Form 8-K, Filed May 3, 2010
File No. 000-24607

Dear Ms. Collins:

We are writing in response to the letter from the Securities and Exchange Commission (the “Commission”) dated June 7, 2010 (the “Comment Letter”) in which the Staff of the Commission (the “Staff”) requested certain additional information regarding the above-referenced filings. For your convenience, the numbering of this response corresponds to the section headings and numbering used by the Staff in the Comment Letter.

The Company acknowledges that the adequacy and accuracy of disclosures in our filings with the Commission are our responsibility. We acknowledge that the Staff’s comments or changes to our disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to our filings. We also understand that the Staff’s comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We also acknowledge that the Division of Enforcement has access to all information that we provide to the Staff of the Division of Corporation Finance.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Judgments and Estimates

Valuation of Goodwill, page 39

1.	We note your discussion regarding the valuation of goodwill as a critical accounting policy on page 39. Please tell us your consideration to include a description of the methods and key assumptions used to determine the fair value of your reporting unit. Also, please clarify whether you have determined that the estimated fair value substantially exceeds the carrying value of your reporting unit, and if so please disclose this determination in future filings. To the extent that your reporting unit has an estimated fair value that is not substantially in excess of the carrying value and is at potential risk of failing step one of your goodwill impairment analysis, please tell and disclose the following in future filings:

•	the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of most recent test;

•	discuss the degree of uncertainty associated with the key assumptions used in determining the fair value of your reporting unit; and

•	describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. - 8350.

Goodwill is tested at the reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. The Company begins its impairment test by applying a “Market” approach. Given the Company has one reporting unit, this approach involves comparing the market capitalization of the Company to its carrying value. If this “Market” approach derives a fair value that significantly exceeds the carrying value of the Company then no further testing will be performed. However, if the “Market” approach indicates the fair value does not significantly exceed the carrying value of the Company, we would perform a supplemental calculation of the estimated fair value of the reporting unit using an “Income” approach. We would then consider the results of both the “Market” approach and “Income” approach to determine whether or not it was necessary to move to the second step of the goodwill impairment analysis.

Thus far, the “Market” approach has consistently indicated that the estimated fair value of the reporting unit was significantly higher than the carrying value. For example, the market capitalization of Actuate Corporation as of the date of our latest impairment test on October 1, 2009 was approximately $254 million ($5.60 per share* 45,395K shares outstanding). The carrying amount of Actuate Corporation as of October 1, 2009 was approximately $71.0 million.

We will enhance our critical accounting policy disclosures related to goodwill beginning with our Interim Report on Form 10-Q for the quarter ended June 30, 2010 to describe our methods and key assumptions used to determine the fair value of our reporting unit. Furthermore, we will indicate that the fair value of our reporting unit is substantially in excess of the carrying value. If at any time in the future the reporting unit has an estimated fair value that is not substantially in excess of the carrying value and is at potential risk of failing step one of the goodwill impairment analysis, we will disclose the items noted by the Staff in your comment above.

Results of Operations

General and Administrative, pages 46 and 47

2.	We note that the general and administrative expenses increased in 2009 primarily due to legal fees of approximately $3 million related to contract compliance matters. We also note disclosures in your March 31, 2010 Form 10-Q regarding an additional $2.4 million of legal fees. Please explain further the nature of these expenses and why they were incurred and tell us if you expect to incur similar expenses in the future. In addition, we note references to your litigation with Oracle in certain analyst reports, however, you have not provided any disclosure regarding material litigation matters under Item 3. Please explain why and tell us how you considered disclosing the nature and reasons for these expenses in MD&A.

We respectfully advise the Staff that we take a variety of actions to ensure that our customers are using and distributing our software in accordance with our license and service agreements. When we believe a customer has violated its license and service agreement, we notify the customer and seek appropriate action by the customer to cure the violation. In general, these matters are resolved amicably, but in some instances disputes have arisen. In fiscal year 2009 and the quarter ended March 31, 2010, the legal fees of $3.0 million and $2.4 million, respectively, related to several disputes with customers regarding their compliance with our license and service agreements that have advanced to litigation. Our litigation with Oracle was the primary source of the legal fees during these periods. Because the Oracle litigation was scheduled for trial in mid-June 2010, a similar level of legal fees were incurred during the quarter ending June 30, 2010. On June 17, 2010, the Company and Oracle settled the litigation, which was announced by the Company on a Form 8-K on June 18, 2010.

We have other ongoing litigation with certain customers relating to their compliance with our license and services agreements and consequently we expect to incur legal fees associated with our contract compliance matters in the future. Nonetheless, we expect the level of legal fees to decline significantly in the near term because of the settlement of the Oracle matter and the current state of the remainder of the Company’s pending litigation. That said, it is possible that an adverse party in litigation could take strategic or tactical decisions that could significantly increase litigation expenses with little warning.

As mentioned above, the litigation with Oracle was one of several disputes with customers regarding compliance with our license and service agreements. We did not provide any disclosure regarding our litigation with Oracle under Item 3 of Part I of the Form 10-K or Item 1 of Part II of the Form 10-Q because compliance matters are a normal part of the Company’s business. When we filed our Form 10-K for the year ended December 31, 2009 and the Form 10-Q for the quarter ended March 31, 2010, we had not asserted a specific claim for damages and were still waiting for an estimate of our damages from our damage expert. Consequently, the quantitative test set forth in Instruction 2 to Item 103 was not applicable. Further, the Company was not subject to any counterclaims from Oracle and so there was no possibility for Oracle to recover damages from the Company.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, Page 60

3.	We note you had losses for the last three years due to foreign exchange rate fluctuations. As some of those losses appear to be material to your net income and earnings per share, tell us how you considered providing a sensitivity analysis or other quantitative presentation of the potential impact of changes in foreign exchange rates pursuant to Item 305(a)(1) of Regulation S-K.

We respectfully advise the Staff that historically, with exception of fiscal 2008, foreign currency exchange gain/(loss) has constituted less than 5% of our net income before income tax provision and foreign currency exchange gain/(loss) “NIBIT&FX” results.

We acknowledge that foreign currency exchange losses incurred in fiscal 2008 were higher than those experienced in the years prior to 2008. We believe that these losses incurred in 2008 were primarily a consequence of the unprecedented global turmoil that occurred in the financial and currency markets. As a result, in fiscal 2008, we experienced unusual revaluation losses, mainly in Europe. We do not believe that results such as those experienced in 2008 were part of an on-going trend as the financial and currency markets have improved and have remained more stable since 2008. For instance, in fiscal 2009, our currency exchange losses as a percentage of NIBIT&FX improved to (5)% from (12)% experienced in fiscal 2008. Accordingly, we believe fiscal 2008 was an anomaly and that future currency exchange losses will continue to trend lower and remain within levels experienced by us historically.

We will continue to monitor these trends carefully and in order to address the Staff’s concerns will include in our future annual filings, a supplemental disclosure under Item 7A. “Quantitative and Qualitative Disclosures about Market Risk”, that will include a sensitivity analysis of the potential impact of changes in foreign exchange rates pursuant to Item 305(a)(1) of Regulation S-K. The proposed disclosure will be in the form similar to the table below. The proposed disclosure will include the potential impact on earnings resulting from hypothetical changes in foreign currency exchange rates applied to significant monetary balances held by our foreign subsidiaries.

Change in currency exchange rates applied to monetary accounts (in thousands )
-15%	-10%	-5%	+5%	+10%	+15%
$(XX)	$(XX )	$(XX )	$XX	$XX	$XX

Item 9A. Controls and Procedures, page 61

4.

We note your statement that “A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.” If you continue to use the “reasonable assurance” language, you should state, if true, that your disclosure, controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. Tell us what consideration you gave to providing such disclosure. Please refer to Section lI.F.4 of Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/finaI/33-8238.htm.

We respectfully advise the Staff that our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(3) under the Security Exchange Act of 1934, as amended) were designed to provide reasonable assurance of achieving their objectives and that our Chief Executive Officer and Chief Financial Officer have concluded that the controls and procedures are effective at the reasonable assurance level. We will clarify such disclosure in our report in our next Annual Report on Form 10-K for the period ending December 31, 2010.

5.	Your report should include a statement that the registered public accounting firm that audited your financial statements has issued an attestation report on the company’s internal control over financial reporting. Tell us how you considered providing such disclosures. We refer you to Item 308(a)(4) of Regulation S-K.

We respectfully acknowledge the Staff’s comment regarding Item 308(a)(4) of Regulation S-K. We will include such statement in our report in our next Annual Report on Form 10-K for the period ending December 31, 2010.

Part III, page 62

Item 13. Certain Relationships, Related Transactions and Director Independence (incorporated by reference from definitive proxy statement filed on April 15, 2010)

Election of Directors

Board of Directors Leadership Structure, Risk Management, Meetings and Committees

Risk Management, page 4

6.	We note your disclosure in response to Item 402(s) of Regulation S-K that your compensation programs are not reasonably likely to have a material adverse effect on the company. Please describe the process you undertook to reach that conclusion.

We respectfully advise the Staff that in order to determine whether the Company’s compensation programs were reasonably likely to have a material adverse effect, the Company considered the compensation structure available to each category of its employee base, ie., the combination of base salary, cash incentive awards, and long-term equity awards available not only to the named executive officers but also to all employees generally. To perform this task the General Counsel collected the relevant information regarding compensation plans from either the Compensation Committee, compensation consultant or the Company’s Human Resources Department and considered the risks associated with the forms of compensation structure. In performing its risk assessment the Company noted that employees in the organization who did not have compensation comprised of all three compensation components fell into several categories. First, employees on a commission-based compensation plan generally have a 50/50 split between base salary and commission at target. We believe this is an appropriate balance for such employees, and does not pose any material adverse risks to the Company, particularly since these individuals are generally sales people and the transactions in their commission base are subject to the Company’s internal audit controls. In addition, commissions are paid monthly and reflect actual sales revenue realized. Second, employees under the director level receive base salary and equity awards, but no cash incentive awards. The Company believes compensation programs at this level of the organization pose no risk of a material adverse effect on the Company. For those employees on a cash plus quarterly bonus plan, the compensation programs were structured so that any short-term cash incentives were not likely to constitute the predominant element of their total compensation package (most employees in this category have quarterly bonuses paid at either 15% or 25% of their base salary per quarter). For the most part, the bonuses are paid based on the achievement of company-wide goals that depend on performance of many employees rather than personal achievement. The focus on the Company’s achievement rather than individual performance reduced the risk that individuals would take undue risk to increase achievement in their individual capacity as that achievement on its own would be likely to have little impact on the performance of the Company as a whole. Further, each year the Company’s Human Resource department determines that the Company’s compensation packages were comparable with other companies in the Company’s peer group. Finally, for the named executive officers, the Compensation Committee worked closely with an outside consultant, Compensia to be sure the compensation plans for the named executive officers were appropriately balanced between short-term and long-term incentives as well as between cash payments and equity awards and in line with the compensation structures at the Company’s peer group and were not reasonably likely to have a material adverse effect on the Company. Finally, while the Company concluded that its compensation programs were not reasonably likely to have a material adverse effect, the Company nevertheless provided disclosure in terms of a general risk assessment of its compensation programs.

Certain Relationships, Related Transactions and Director Independence, page 27

7.	We note your disclosure pursuant to Item 404(b)(1) of Regulation S-K. Please confirm in future filings you will provide disclosure regarding the standards you apply to related party transactions pursuant to your Audit Committee charter.

We respectfully advise the Staff that in future filings the Company will provide disclosure regarding the standards applied to related party transactions pursuant to its Audit Committee charter.

Consolidated Balance Sheets, Page F-4

8.	We note from your disclosures on page F-8 that during the first quarter of fisca1 2009, you adopted the guidance for non-controlling interests in subsidiaries as issued by the FASB. Tell us how you considered the guidance in ASC 810-10-45-16 through 45-24 to report the non-controlling interest as part of the equity of the consolidated group and to attribute the net income and comprehensive income to both the parent and the non-controlling interest. We refer you to the disclosure examples in ASC 810-10-55-41 through 4J. Please provide your proposed revised disclosures and tell us how you intend to comply with this guidance. Also, to the extent that you did not acquire a 100% interest in Xenos, tell us how you have reflected the non-controlling interest for this recent acquisition in your March 31, 2010 financial statements.

We respectfully advise the Staff that current disclosure of the non-controlling interest in Actuate Japan outside of permanent equity (in the “mezzanine” section of the balance sheet) is correct as the non-controlling interest is redeemable. This is consistent with the SEC rule summarized below:

Rule 5-02.28 of Regulation S-X requires securities (including non-controlling interests) that are redeemable for cash or other assets to be classified outside of permanent equity in the balance sheet of an SEC registrant if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer, provided that those instruments are not classified as liabilities under Statement 150 or other applicable U.S. GAAP.

Consequently, Actuate’s non-controlling interest being an equity-classified security with embedded redemption feature should be presented outside of permanent equity even after adoption of Statement 160 (ASC 810-10-45-16). The Company therefore discloses the redeemable non-controlling interest at calculated redemption value in the mezzanine section retroactively for all periods presented.

We also considered the disclosure guidelines with respect to the net income and comprehensive income to both the parent and the non-controlling interest. The amounts attributable to the non-controlling interest in Japan were immaterial in fiscal 2009 and the first quarter of fiscal 2010, hence no separate disclosures were deemed necessary. For instance, in fiscal 2009, the net loss attributed to the non-controlling interest was approximately $(9,900) or -0.1% of the total consolidated net income and approximately $(2,500) or -0.2% of the total consolidated net income for the first quarter of 2010.

Finally, we respectfully inform the Staff that we acquired 100% interest in Xenos as of March 31, 2010 and did not have a non-controlling interest position with respect to this acquisition. Therefore, the non-controlling interest disclosure in relation to the Xenos acquisition was not necessary in our March 31, 2010 financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY ACTUATE CORPORATION FOR THE BRACKETED AND

BOLD TYPEFACE PORTIONS OF THIS RESPONSE.

Note 1. Summary of Significant Accounting Policies

Revenues, page F-9

9.	We note for certain license transactions, including OEM and site licenses, the company uses a “stated maintenance renewal” approach to establish VSOE of fair value for maintenance. Tell us how you considered ASC 985-605-25-67 in determining that the renewal rates were substantive. In this regard, please provide the range of renewal rates and tell us what percentage of your customers actually renews at the stated renewal rates. Also, tell us how the stated renewal rates compare to your normal pricing practices and explain how you account for contracts that have stated renewal rates either above or below this normal range.

As was indicated by the Staff, and consistent with ASC 985-605-25-67, the Company uses stated renewal rates as principal evidence in evaluating whether VSOE of fair value is present for its OEM and site license transactions. Further, we consider whether stated renewal rates are substantive in determining whether they represent VSOE, including an evaluation of the circumstances listed in ASC 985-650-55-63 (Technical Practice Aid 5100.54). Specifically, in order to determine that a renewal option is a substantive pricing indicator we believe it must be:

1	Unconditionally exercisable at the option of the customer (that is, not subject to unilateral adjustment or rescission by the Company).

2	Available for a relatively long period of time and at least as long as the initial (bundled) service period.

3	Priced consistent with or higher than the Company’s minimum normal pricing practices for similar types of transactions.

Information on the specific types of transactions on which the Staff inquired is as follows:

Site Licenses—Site license transactions are typically large in size[**] . Approximately [**] of the site license transactions concluded in North America have renewal rates of [**] for standard maintenance and/or [**] for Gold/Platinum maintenance. Deal structures and maintenance rates on these site license transactions are typically discussed and reviewed in detail with the CEO prior to contract signing to ensure that the transaction is in line with target margins. Site license transactions with renewal rates below the [**] indicated above would be investigated and would require the approval of the CFO prior to contract signing. To date, we have not executed any site license arrangements with renewal rates below the [**] level.

OEM Licenses—Most of our OEM customers support their end users directly. Consequently, we typically provide “second line” maintenance services to our OEM customers. Approximately [**] of all the OEM transactions entered into by our North American business units over the past two years (since July 1, 2008) have maintenance rates between [**] of the license value. The [**]. Deal structures and maintenance rates on these large OEM transactions are typically discussed and reviewed in detail with the CEO prior to contract signing to ensure that the transaction is in line with target margins for such transactions. Our CFO must approve any maintenance discounts exceeding certain thresholds. In the past two years, we have not executed any new OEM arrangements with renewal rates below [**].

If a site license or OEM transaction has a stated renewal rate that is below our normal pricing ranges for comparable transactions then we would determine that the rate was not substantive. Consequently, we would not be able to establish VSOE on that transaction and all of the revenue related to that transaction would be recognized ratably over the term of the offered maintenance period.

As a general rule, approximately [**] of our OEM and site license customers renew maintenance at the stated renewal rate for at least one year. Initial bundled maintenance is typically for a single year.

Note 10. Restructuring Charges, page F-31

10.	We note the restructuring accrual activity on page F-33 includes increases to the liability for “rents collected on the sublease.” Please explain further why the subleased rental income would increase the accrued restructuring liability. To the extent that the sublease payments received were used to offset the company’s rental “cash payments” then tell us your consideration to clarify your disclosures to either net the rental collections against cash payments or provide a footnote explanation to the table.

We respectfully advise the Staff that sublease proceeds received and disclosed in the restructuring accrual activity schedule are directly associated with cash payments for rent on operating leases and represent a partial offset to the initial restructuring charge in accordance with ASC 420-10-30-7 through 30-9. We estimated and accrued for contractual rent obligations, net of associated sublease proceeds on our idle facilities, at the time we ceased use and were no longer receiving economic benefits from these facilities. Once the initial liability was established, subsequent payments for contract rent were charged against the liability balance. As cash was collected on the sublease, it was applied to the liability balance, not to increase the liability balance, but to partially offset the contract rent.

We respectfully consider Staff’s comment and to the extent applicable to future periodic reports, intend to clarify our disclosure by combining rental cash payments with rental cash collections on sublease as a net reduction to the restructuring accrual.

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Item 4. Controls and Prgcedures, page 35

11.	We note your disclosure controls and procedures “were effective to provide reasonable assurance that information required to be disclosed in the reports Actuate files and submits under the Exchange Act are recorded, processed, summarized and reported as and when required.” Please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to provide reasonable assurance that information required to be disclosed in the reports that you file under the Exchange Act is accumulated and communicated to your management, including your Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Alternatively, you could remove the wording of the definition, since you have already included a reference to Rules 13a-15(e) and 15d-15(e). We refer you to Exchange Act Rule 13a-15(e).

We respectfully advise the Staff that our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective at the reasonable assurance level to ensure that the information required to be disclosed by us in the quarter report on Form 10-Q was accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. We will clarify this in our next Quarterly Report on Form 10-Q for the period ending June 30, 2010.

Form 8-K Filed May 3, 2010

12.	We note your disclosures regarding non-GAAP operating margins and non-GAAP EPS, which exclude certain litigation expenses of $2.5 million, as well as your discussion of non-GAAP operating income for the first quarter of fiscal 2010 compared to the first quarter of fiscal 2009. If you continue to use these measures, you should provide a reconciliation of the difference between each non-GAAP measure and the comparable GAAP measure. Please tell us how you intend to comply with the disclosure requirements of Regulation G in your future Form 8-K filings.

We respectfully advise the Staff that we have historically typically only disclosed in our 8-K filings those non-GAAP measures that are reconciled in the table entitled “Reconciliation of GAAP to Non-GAAP Financial Measures”. In this table as included in the 8-K filed on May 3, 2010, Non-GAAP income before taxes and non-GAAP income per share does not exclude certain legal expenses of $2.5 million. These legal expenses are included in our non-GAAP numbers reconciled in the table. However, in the quarter covered in the filing the Company experienced unusually high litigation expenses. The Company felt it would be beneficial to the investor to provide additional information on this expense and how it impacted non-GAAP earnings. Therefore, in the text of the 8-K the Company did discuss how non-GAAP operating margins and non-GAAP EPS would have been affected if we did not experience these unusually high legal expenses.

The Company does not anticipate discussing Non-GAAP Operating Margin excluding unusual legal expenses or Non-GAAP EPS excluding unusual legal expenses in its future 8-K filings. Therefore, we do not anticipate that this supplemental reconciliation data will be necessary in our future filings. We will, however, continue to include the table entitled “Reconciliation of GAAP to Non-GAAP Financial Measures” as we have in the past along with all related textual disclosures. However, to the extent that the Company does in the future exclude unusual legal expenses or Non-GAAP EPS excluding unusual legal expenses in its future 8-K filings it will provide additional supplemental disclosure, including a reconciliation of GAAP income before taxes as previously shown in the table, to what the Non-GAAP operating margin and Non-GAAPP EPS number would have been if we did not experience the unusually high legal expenses.

Form 8-K Filed February 2, 2010

13.	We note your Form 8-K dated February 1, 2010 regarding the acquisition of Xenos, where you indicate the Item 9.01(a) and 9.01(b) information will be filed by amendment in not later than 71 calendar days. Please tell us why you have not yet filed such Form 8K. If you believe the acquisition does not meet the significance test of Rule 1-02(w) of Regulation S~X then please provide us with your calculations of the significance tests to support your omission of the financial statements required by Rule 3-05 of Regulation SX and the related pro forma information as required by Article 11 of Regulation S-X.

We respectfully advise the Staff that at the time it filed the Form 8-K filed with the Commission on February 2, 2010 regarding the filing of financial statements for Xenos Group, Inc. (“Xenos”), the analysis to determine whether or not the Company was required to file financial statements of Xenos and pro forma financial information under Item 9.01 of Form 8-K was in process. Therefore, the wording should have indicated that the financial statements would be filed within 71 days, “if determined to be required or appropriate”. Under the requirements of Item 9.01(a) and (b), Rule 3-05(b)(2) of Regulation S-X and Article 11 of Regulation S-X, filing financial statements of Xenos and pro forma financial information on a Form 8-K/A is required only if one of the following conditions are met:

1.	Investment test — Actuate’s investment in Xenos exceeded 20 percent of Actuate’s total assets as of the end of the most recently completed fiscal year; or

2.	Asset test — Xenos’ total assets exceeded 20 percent of Actuate’s total assets as of the end of the most recently completed fiscal year; or

3.	Income test — Xenos’ pretax income exceeded 20 percent of Actuate’s pretax income for the most recently completed fiscal year.

Regarding the investment test, Actuate’s investment in Xenos did not exceed 20 percent of Actuate’s total assets as of the end of the fiscal year ended 12/31/09. This determination was based on the following calculations (dollars in 000’s):

Total investment in Xenos, net of cash acquired	27,432
Total Actuate assets as of 12/31/09	169,764

Investment as a % of total assets	16%

Regarding the asset test, Xenos’ total assets did not exceed 20 percent of Actuate’s total assets as of the end of the most recently completed fiscal year. This determination was based on the following calculations (dollars in 000’s):

Total Xenos assets at 9/30/09	16,369
Total Actuate assets as of 12/31/09	169,764

Xenos assets as % of Actuate assets	10%

Regarding the income test, Xenos’ pretax income did not exceed 20 percent of Actuate’s pretax income for the most recently completed fiscal year. This determination was based on the following calculations (dollars in 000’s):

Xenos pretax income for fiscal year ended 9/30/09	1,170
Actuate pretax income for fiscal year ended 12/31/09	16,089

Xenos pretax income as percentage of Actuate pretax income	7%

The percentage calculations for all three of these tests fall below the 20% threshold required for it to be considered a significant subsidiary. Accordingly, we have concluded that Xenos does not represent a significant subsidiary as defined in Regulation S-X.

Should you have any further questions, please do not hesitate to call me at (650) 645-3494

Sincerely,

/s/ Peter Cittadini
Peter Cittadini
President and Chief Executive Officer

cc:	Mr. Robert Benton, Staff Accountant, Division of Corporate Finance